FOR IMMEDIATE RELEASE


Contact:    Tina Sims
            (212) 921-3355

Date:       November 6, 1995

RE:   HIGH RIVER LIMITED PARTNERSHIP--McNEIL REAL ESTATE FUNDS

            New York, New York--High River Limited Partnership, an affiliate of Carl C. Icahn, announced today that it has determined that it will seek to remove McNeil Partners, L.P. ("McNeil") from its position as general partner of each of McNeil Pacific Investors Fund 1972, McNeil Real Estate Fund V, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., and McNeil Real Estate Fund XXV, L.P. (collectively, the "Partnerships"). The Partnerships were all the subject of tender offers conducted by High River which expired on October 6, 1995. The assertion of claims against McNeil, is exploring for mismanagement, excessive fees and accountings, including claims that those Partnerships organized prior to July 1984 were statutorily dissolved when they were reorganized in 1992 and, accordingly, McNeil is not properly authorized to act as General Partner or receive the compensation it has taken.

            The decision was, among other things, a response to the obstacles that have been created by McNeil to the completion of the transfer of units to High River and admission of High River as a limited partner in each of the Partnerships. Most recently, High River received a letter from an affiliate of McNeil dated October 30, 1995, setting forth various "concerns" with respect to the transfer of units to High River. In response to the letter, Mr. Icahn stated, "We cannot help but view the ostensible concerns set forth in that letter as an extension of the self interested delaying tactics which caused the federal court in New York to find that McNeil had irreparably harmed its limited partners and enjoin it from further violations of the law. In our view, McNeil should not continue as the general partner of any of the partnerships."



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